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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED JUN 27 2005 198 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 05/01/04 (MM/DD/YY) AND ENDING 04/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.M. Payson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Portland Square
(No. and Street)

Portland, ME 04101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Downing, Treasurer (207) 772-3761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Newman & Noyes, LLC
(Name – *if individual, state last, first, middle name*)

280 Fore St., P.O. Box 507, Portland, ME 04112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 06 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.M. Payson & Co., as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARLENE C. OSBORNE
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES 9/25/2006

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
H.M. Payson & Co. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of H.M. Payson & Co. and Subsidiary (the Company) as of April 30, 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of H.M. Payson & Co. and Subsidiary for the year ended April 30, 2004 were audited by other auditors whose report dated May 21, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of H.M. Payson & Co. and Subsidiary as of April 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements for the year ended April 30, 2005 taken as a whole. The information contained in Schedule I, II and III as of April 30, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman & Noyes

Limited Liability Company

Portland, Maine
May 27, 2005

H.M. PAYSON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

April 30, 2005 and 2004

ASSETS

	2005	2004
Current assets:		
Cash and cash equivalents (note 3)	$1,115,766	$ 911,377
Cash segregated in Reserve Bank Accounts for the benefit of customers (note 12)	200,000	150,000
Deposits with clearing organizations	121,231	201,494
Receivable from customers (note 4)	1,167,020	815,048
Prepaid expenses and other receivables	276,337	287,550
Boston Stock Exchange membership, at cost	875	875
Securities owned, at market (note 5)	129,522	126,108
Total current assets	3,010,751	2,492,452
Property and equipment, net (note 6)	351,623	320,567
Other assets	48,768	48,768
Total assets	$3,411,142	$2,861,787

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Liabilities:		
Payable to broker-dealers	$ 91,339	$ 21,410
Payable to customers	101,726	101,647
Accounts payable and accrued liabilities	609,115	611,670
Income taxes payable, including deferred taxes (note 11)	–	111,682
Total liabilities	802,180	846,409
Commitments and contingent liabilities (notes 7, 8, 9, 13 and 15)		
Stockholders' equity (note 14):		
Common stock, no par value, 20,000 shares authorized; 10,200 shares issued and outstanding (10,000 in 2004)	295,612	255,000
Additional paid-in capital	82,253	82,253
Retained earnings	2,231,097	1,678,125
Total stockholders' equity	2,608,962	2,015,378
Total liabilities and stockholders' equity	$3,411,142	$2,861,787

See accompanying notes.

1. Organization and Nature of Operations

H.M. Payson & Co. (the Company) is a nondepository trust company that provides investment management, trust, custodial and brokerage services to customers primarily located in northern New England. The Company's customer base consists primarily of individuals, trusts, corporations, pension plans and endowment funds. The Company is subject to regulation by the Securities and Exchange Commission (SEC) for its investment advisory and brokerage business, the National Association of Securities Dealers, Inc. (NASD) for its brokerage business, the State of Maine Bureau of Financial Institutions for its trust and custodial business and the securities divisions of the various states in which it conducts business. The Company extends credit to customers generally on a fully secured basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Payson Financial Services, which provides tax services primarily to clients of the Company. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities

Securities owned by the Company are carried at market value. The change in market value is included in income. Securities owned by customers and held in a custodial capacity by the Company are not reflected in the consolidated statements of financial condition.

Securities transactions and the related commission revenue and expense are recorded on the settlement date, which is generally the third business day following the transaction date. The use of the settlement date instead of the trade date does not have a material impact on the financial statements. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

2. Summary of Significant Accounting Policies (Continued)

Fee Income

Custodian, trust and advisory fees are recognized when earned, which is the period in which services are performed. (Amounts earned but unpaid on the statement of financial condition date is reflected as receivable from customers on the statement of financial condition).

Advertising

Advertising costs are expensed, as incurred. Advertising expense for the years ended April 30, 2005 and 2004 was $57,654 and $45,635, respectively.

Depreciation and Amortization

Office furniture and equipment is depreciated using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. On April 4, 2005, the Company's application to change to Sub S Corporation tax status was approved by the Internal Revenue Service for the tax year ending December 31, 2005. Upon adoption, all taxable income or loss will be passed through to the shareholders. As a result, the deferred income tax liability previously recorded was reversed and credited to income tax expense.

Reclassification

Certain 2004 financial statement amounts have been reclassified to agree to the 2005 financial statement presentation.

3. Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents.

4. Receivables from Customers

Amounts receivable from customers include fees and advances and consists of the following at April 30:

	2005	2004
Secured accounts	$1,134,784	$773,552
Unsecured accounts	32,236	41,496
	$1,167,020	$815,048

Customer receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Unsecured balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation and a credit to receivables from customers. There were no unsecured accounts requiring a valuation allowance at April 30, 2005 or 2004. Securities owned by customers are held as collateral for secured accounts.

5. Securities Owned

Securities owned are carried at quoted market value and consist of the following at April 30:

	2005	2004
Payson Total Return Fund	$129,522	$126,108

6. Property and Equipment

Property and equipment consists of the following:

	2005	2004
Furniture and fixtures	$1,175,229	$1,043,020
Leasehold improvements	204,750	204,750
	1,379,979	1,247,770
Less accumulated depreciation and amortization	1,028,356	927,203
	$ 351,623	$ 320,567

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2005 and 2004, the Company's net capital, required net capital and excess net capital were as follows:

	2005	2004
Net capital	$1,837,955	$1,287,706
Required net capital	250,000	250,000
Excess net capital	$1,587,955	$1,037,706

The Company's ratio of aggregate indebtedness to net capital was 0.33 and 0.55 to 1 at April 30, 2005 and 2004, respectively.

The Company is also subject to the State of Maine Bureau of Financial Institutions capital requirements, which require the maintenance of minimum capital of the greater of $1,400,000 or varying percentages of assets under management. As of April 30, 2005, required capital was $1,462,449. Qualifying capital (Tier 1 as defined in Regulation 27) as of April 30, 2005 was $2,608,962.

8. Leases

The Company leases its office space under noncancelable operating leases expiring in fiscal 2011. In addition, it leases certain office equipment under operating leases expiring through fiscal 2010.

The following is a schedule of future minimum lease payments required under the leases:

2006	$ 355,446
2007	361,737
2008	357,308
2009	356,771
2010	359,047
Thereafter	237,263
	$2,027,572

Rent expense under these leases totaled $330,421 for 2005 and $327,731 for 2004.

9. Retirement Plan

The Company has a 401(k) Retirement Plan under which the Company contributes a minimum of 4% of employees' gross wages and matches employee contributions up to $1,000. Contributions were approximately $472,000 for 2005 and $434,000 for 2004.

10. Line of Credit

The Company has a $2,500,000 line of credit available at the prime rate. Borrowings under this line, which expires in October 2005, are guaranteed by the principal stockholders. There were no amounts outstanding on this line of credit at April 30, 2005 or 2004.

11. Income Taxes

Income tax benefit (expense) consists of:

	Current	Deferred	Total
2005:			
Federal	$ 40,340	$ 38,322	$ 78,662
State	780	–	780
	$ 41,120	$ 38,322	$ 79,442
2004:			
Federal	$ (66,266)	$ (4,414)	$ (70,680)
State	(2,490)	–	(2,490)
	$ (68,756)	$ (4,414)	$ (73,170)

Effective for tax year ending December 31, 2005, the Company has elected to file as a Subchapter S Corporation. As a result the Company has reversed all deferred tax liabilities that were recorded at April 30, 2004. (See note 2.)

As of April 30, 2004, deferred tax liabilities totaled $38,322. Deferred income taxes resulted from unrealized gains on securities owned and depreciation expense.

The income tax (expense) benefit differs from the (expense) benefit that would result from applying federal statutory rates to income before income taxes principally because of non-deductible items.

12. Cash Segregated in Reserve Bank Accounts for the Benefit of Customers

Cash of $200,000 and $150,000 as of April 30, 2005 and 2004, respectively, has been segregated in a special Reserve Bank Account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

13. Deferred Compensation Agreements

The Company has deferred compensation agreements with certain retired Managing Directors. The agreements provide that the former Managing Directors shall participate in the annual "Net Bonus Pool", if any, as shall be determined by the Board in its sole discretion, after deductions for certain expenses as provided by the agreement. The Board need not allocate monies to the Net Bonus Pool for any given year and shall not allocate any monies to the Net Bonus Pool if the Company has no net earnings for the year. The agreements provide for payments through 2010, subject to client nonsolicitation provisions. Maximum payments under the agreements for years ending December 31 are:

2005	$200,000
2006	200,000
2007	200,000
2008	200,000
2009	40,000
2010	40,000
	$880,000

The Company paid $130,000 and $142,560 under these agreements for the years ended April 30, 2005 and 2004, respectively.

14. Mandatory Resale of Shares

A Withdrawing Shareholder must sell all shares of Company stock owned on the Withdrawal Date. The Corporation has the option, but not the obligation, to acquire any or all of the Withdrawing Shareholder's shares. To the extent the Corporation declines or fails to exercise its option then all persons who were shareholders on the Withdrawal Date shall be obligated to purchase the Withdrawing Shareholder's shares on a prorated basis. Pursuant to the shareholders' agreement, Withdrawing Shareholders shall also be entitled to additional payments for the value of their shares under certain conditions in the event a sales transaction, as defined in the agreement, were to occur within eight years of the sale of the stock by the Withdrawing Shareholders.

15. Commitments and Contingencies

The Company is committed to pay a percentage of fees received on certain accounts referred to them. Fees percentages decrease with the passage of time and range from 70% to 15% through 2010. Amounts paid under theses arrangements were approximately $47,000 and $16,000 for the years ended April 30, 2005 and 2004, respectively.